Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the Nine Months ended March 31, 2011

The following Management Discussion & Analysis, prepared as of May 30, 2011 should be read in conjunction with:

1.	The audited financial statements for the year ended June 30, 2010 and related notes attached thereto which are prepared in accordance with United States generally accepted accounting principles; and

2.	The unaudited financial statements for the six months ended December 31, 2010 and the related notes thereto.

All amounts are stated in United States dollars unless otherwise indicated.

Caution on Forward-looking Statements and Information

Certain statements and information in the MD&A are not based on historical facts and constitute forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, you can identify forward-looking statements by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

  Our business plans,
  Our belief regarding the impact of various lawsuits,
  Our ability to raise additional finances,
  Our future customers,
  Our design of torrefied wood pellet plants, and
  Our future investments and allocation of capital resources.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  Our inability to obtain an unqualified audit report for the 2006 and 2007 fiscal years,
  The impact of various lawsuits that have been filed against us,
  General economic and business conditions,
  Fluctuations in worldwide prices and demand for torrefied wood pellets,
  Our lack of operating history,
  Our limited experience manufacturing pellets,
  Our dependence on a limited number of customers, and
  The risks in the section of this annual report entitled “Risk Factors”,

any of which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results

Additional information related to the Biomass Secure Power Inc. (the “Company”) is available for view on SEDAR at www.sedar.com <http://www.sedar.com>.

1.	Nature of Operations and Overall Performance

Description of the Business and Summary of Activities

Corporate History

We were incorporated in the Province of British Columbia on August 24, 1989 as Flamingos Beach Resort Inc. On August 10, 1999, we changed our name to VMH Videomoviehouse.com Inc. On May 18, 2006, we changed our name to Virtual Media Holdings Inc. On February 9, 2009, we changed our name to Biomass Secure Power Inc. On June 30, 2009, we legally have amalgamated with 0625920 BC Ltd., previous known as Biomass Secure Power Inc., as more particularly described under the heading “The Amalgamation”. As we have not issued any shares to the 20 shareholders of 0625920 BC Ltd. to date, the accounting treatment for the amalgamation has been deferred until such time as the shares have been transferred to complete the transaction.

Corporate Developments

The Amalgamation

On October 29, 2008, the Company entered into an Amalgamation Agreement (the “Agreement”) with 0625920 BC Ltd. (“0625920”) whereby the Company acquired certain intellectual property of 0625920 by way of merger of the two Companies. At the time of the Agreement the Company and 0625920 had a common director and officer, Mr. Jim Carroll, who is the President/CEO of the Company and was the President of 0625920, and had two common shareholders, Mr. Carroll and his spouse. Pursuant to the terms of the Agreement fifteen common shares of the Company were issued in exchange for each 0625920 share outstanding at the Agreement date, resulting in the issuance of 225,269,250 common stock to 0625920 shareholders.

On November 1, 2008 the Company issued 15,000,000 common stock, as a deposit on the Agreement, to Mr. George Pappas, a director of 0625920, who was unrelated to the Company at that time. The deposit forms part of the total share consideration to be issued pursuant to the Agreement. Therefore, a further 210,269,250 common stock were to be issued.

On June 30, 2009, the following events occurred:
  each of the 20 shareholders of 0625920 BC Ltd. requested that the board of directors of 0625920 BC Ltd.  consent to and approve the  transfer all of the issued and outstanding shares of 0625920 BC Ltd. to our company;
  all outstanding share certificates of 0625920 BC Ltd. were cancelled and one new share certificate was issued in the name of our company, representing all of the issued and outstanding shares of 0625920 BC Ltd.; and
  pursuant to section 273 of the British Columbia Business Corporations Act, Biomass Secure Power Inc. and 0625920 BC Ltd. amalgamated, with the resulting company adopting the name, articles, and notice of articles of Biomass Secure Power Inc.
On November 19, 2009, the British Columbia Securities Commission issued a cease trade order against our company, which prohibits us from issuing the Consideration Shares. On April 8 2011, the BCSC revoked the cease trader order against the Company. On April 27, 2011 we issued the Consideration Shares. As such, for accounting purposes the merger transaction had not been completed nor reflected in the March 31, 2011 interim financial statements as we have not delivered any consideration for the shares of 0625920 BC Ltd.

Our Current Business

Our Business Plan

Our business plan is to build plants that will process low quality logs and fibre typically left in the field and turn it into torrefied wood pellets. We believe that our plants will be the first of their kind in Canada. We have completed the design and basic engineering work for the building of our torrefied wood pellet plants. We will sell the torrefied wood pellets to power producers in Europe and Asia that want a cleaner fuel than coal. We have held discussions with power producers regarding the purchase of our torrefied wood pellets.

We plan to produce 1.25 million tons of torrefied wood pellets per year from two plants that we propose to build in British Columbia, Canada. British Columbia has an extensive timber industry and we believe that the waste products from this industry will be sufficient to provide our operations with a steady supply of fuel. The Company has signed a wood pellet sale and purchase agreement with LG International Korea. The agreement calls for LG International to purchase up to 250,000 metric tons per year, commencing in 2012, for a term of 10 years. We anticipate construction of our first plant to commence in the latter part of 2011.

Torrefied wood pellets

Torrefied wood pellets are primarily used as a fuel for heating. Torrefied wood pellets are 30% denser than regular wood pellets and contain 16% more energy. While torrefied wood pellets have many uses, such as a substitute for charcoal for barbeques, we anticipate our torrefied wood pellets will be sold as a substitute for coal as a boiler fuel. Torrefied wood pellets can be used in coal plants without altering the coal plant. Unlike normal wood pellets, torrefied wood pellets have approximately the same BTUs as coal, which allows coal to be completely replaced by torrefied wood pellets. Some coal producers may prefer to gradually add torrefied wood pellets to their coal burners. We believe that the main advantage of torrefied wood pellets over coal is torrefied wood pellets burn cleaner than coal as they produce significantly less ash and sulphur emission. As demand for clean energy increases, we believe the demand for torrefied wood pellets will increase.

Torrefied wood pellets are not subject to deterioration during shipment or storage. This greatly reduces shipping costs for torrefied wood pellets, compared to normal wood pellets. Also, torrefied wood pellets are easier to grind, which reduces their processing costs when they are burned.

Our Customers

We anticipate that we will sell our torrefied wood pellets to power producers in Europe and Asia. We have chosen these target markets because we believe coal power producers will eliminate coal from their existing power plants in favour of our torrefied wood pellets. Currently, there is some demand for torrefied wood pellets in Europe and Asia. We have held discussions with power producers in Europe and Asia regarding the purchase of our torrefied wood pellets. The Company believes that it will have long term purchase agreements in place for its full pellet production prior to the completion of plant construction.

Layout of Plants

The following is a description of the anticipated layout of our plants.

Wood fibre will be supplied to the plant in the form of coarse wood chips. Trucks will be offloaded at 2 hydraulic stations and the material will be automatically conveyed to an undercover storage facility by way of a conveyor belt. As the material moves along the conveyor belt, it will pass though a de-lumper, magnetic separator, de-stoner/de-icer and classifier to remove foreign matter. Generally, the moisture content of the wood waste will vary; however, as the plant production rate is based on the mass of bone dry fibre received, we anticipate using incentives to encourage the shipment of dry material.

Covered storage is essential. We need a reserve of material on hand to ensure that the equipment stays in continuous operation. We also need to protect the material from moisture during storage as this will negatively impact the plant production rate. We also need to ensure that the material being processed is not frozen and that all ice and snow has been removed for the material before it is processed.

The storage facility will be fitted with a double level walking floor that will discharge material to buffer silos via magnetic separators and de-stoners. The buffer silos will discharge at a controlled rate to a series of fine shredders. This material will then be screened and fine shredded before transfer to a bio-fuel fired flash dryer.

The shredded material from the flash dryer will have a target moisture content of 8%. To control this moisture content it may be necessary to recycle a portion of the material. It is also necessary to produce 20% more dry product than will be required for production in order to provide energy for the dryer. The extra material is then milled to a fine powder and stored for use by the flash dryer burner.

Material from the flash dryer is conveyed to a screen and a mill to reduce the particle size to the optimum size for pelletizing. The material is then conveyed to the pellet mill and after pelletizing is cooled on a band cooler before the product is placed in bulk storage prior to shipment to the port. Bulk storage would be in the form of elevated silos that will be used to place the material on rail cars in preparation for shipment to the port. We intend to locate the torrefication unit between the dryer and the pelletizing mill. This will produce a synthetic fuel gas that we propose to use for the torrefication furnace and the dryer. There may be some residual gas that could be used to generate a small quantity of electrical power.

Technology

We anticipate that the dryer will be designed to operate with a variety of fuels including bio-mass powder, synthetic gas, natural gas and fuel oil. In addition, the off gas of the dryer may be used for generating steam for use by a steam turbine for the purpose of generating power for the plant. There is a possibility of generating extra power, if the local resources permit.

We anticipate that the torrefication furnace will feature the latest in regenerative burner technology to maximize the quantity of synthetic gas available to provide energy for the plant and to maximize the energy available for generating power.

We plan to use a fine shredder and flash dryer upstream of the torrefication furnace to ensure that the collected material is free of ice, rocks and metallic components that could damage the equipment. The design of the storage facility is anticipated to be two tiered to allow for the run off of any snow and ice prior to processing the material in the plant. We plan to use a sparse fluid bed destoner to pre-warm the material to remove stones, snow and ice. Heat for this equipment is anticipated to be provided by waste heat from the process. We believe that this custom design will be a first of its kind in Canada.

Our Subsidiary

On January 13, 2009, we incorporated a subsidiary in California under the name of Biomass Secure Power Inc. (USA) (“Biomass USA”). Mr. George Pappas is president and CEO of Biomass USA. Biomass USA is currently in the early stages of development and we anticipate that it will bring co-generation projects to fruition in the USA. As of May 30 ,2011, Biomass USA has not conducted any operations and is not reflected in our financial statements.

Expertise

Our business plan is based on our management team’s experience in the construction and the implementation of medium sized industrial projects. In particular, our management team has implemented projects at a number of pellet plants, supplying burner and dryer equipment along with material handling systems. Our management team constructed a multifuel burner system for a medium-density fibreboard plant that used dried and processed wood waste for fuel. In addition, the project management team will be drawn from people with many years of experience in the wood processing industry. We have not yet hired the project management team.

Staffing

We anticipate that each plant will require approximately 30 fulltime employees to operate the plant which will run 24 hours per day 7 days per week. We anticipate that each plant will have a skilled engineer at the plant at all times to address any problems that may occur. We plan to have an assistant engineer, who would be able to fix any machines that break down. The remaining employees would be general labours, such as fork lift operators. These employees would report to the engineer who is on duty at that time.

Research and Development Expenditures

We did not incur any research and development expenditures over the last fiscal year.

Employees

At present, we have one full time employee and two part-time employees.

Intellectual Property

We do not own, either legally or beneficially, any patents or trademarks.

Legal Proceedings

We are involved in lawsuits involving prior management and individuals associated with them.

On April 21, 2009, Calvin Kantonen filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S092943 alleging that the defendants: our company and our transfer agent, Computershare Trust Company of Canada, have improperly refused to remove the legend on 1,500,000 of our common shares held by Mr. Kantonen. On May 15, 2009, the defendants filed a statement of defence whereby we denied the allegations of Mr. Kantonen and alleged that the shares were not validly issued. No further proceedings have been undertaken in this lawsuit. We have been advised Mr. Kantonen is now deceased, however, the Company will continue its efforts to have shares cancelled. This action should not have a material adverse effect on our financial condition, results of operations, or cash flows.

On July 19, 2007, we filed a petition with the Supreme Court of British Columbia, Vancouver Registry No. S107252 alleging that 34,678,993 common shares held by the following parties: AI International Holdings, Joga Bassi, Canaccord Capital Corp ITF (Steve Gasper Control Stock), Jim Carroll, Brian Dean, Steven Frye, Grant Galloway, Steve Gaspar, Chris Gaspar, Christopher Gaspar, Brian Holden, Calvin Kantonen, George Matin, Peter Matousak, Novak Capital, Penson Financial Services Canada Inc ITF 6/13/2006 Stephen Gaspar A/C 15ER95B, Sukhjit Purewal, Deanna Sherban, Debby Skipper, Clay Smith, Nick Smith, Viligant Trader Inc., Wide Open Technologies should be cancelled because we did not receive adequate consideration for the issuance of these shares. No further proceedings have been undertaken in this lawsuit.

On August 2, 2007, Steve Gaspar filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S075257, alleging that the defendants: our company and our current president Jim Carroll, issued a press release on July 27, 2007 which contained false and defamatory statements concerning Mr. Gaspar. On June 5, 2008, we filed a statement of defence denying the claims in the statement of claim and alleging that the statements were in substance true and made without malice and that Mr. Gaspar has not suffered any damages as a result of the press release. A default judgment was obtained on December 11, 2007 but was set aside by consent on June 5, 2008 when we filed our statement of defence.

On June 25, 2007, Steve Gaspar, Stephen Gaspar, Christopher Gaspar, and Jonathan Gaspar (collectively, the “Gaspars”) filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S074362, alleging that the defendants: our company, our current president Jim Carroll, our current director Len Klassen, and our current director Slawomir Kownacki, for damages for breach of contract, inducing breach of contract and wrongful interference with economic relations of the Gaspar’s, and requesting following orders:

  that the defendants purchase the shares of the Gaspars at fair value;
  that the Gaspars are not liable for any profits that accrued to them as a result of any employment contracts;
  for specific performance that we deliver 65,735,211 free trading shares;
  a declaration that Steve Gaspar is entitled to exercise an option to purchase 12,000,000 of our common shares at a price of $0.01 per share; and
  a declaration that Christopher Gaspar is entitled to exercise an option to purchase 5,205,000 of our common shares at a price of $0.01 per share.
On July 23, 2007, we filed a statement of defence denying the allegations and alleging that none of the Gaspars are owed any money or shares. On December 4, 2009, a notice of motion was filed regarding the production of documents. No further proceedings have been undertaken in this lawsuit. We anticipate that even if the plaintiffs are successful, it should not have a material adverse effect on our financial condition, results of operations, or cash flows.

On September 11, 2007, the Canadian Imperial Bank of Commerce (“CIBC”) filed a statement of claim against the defendants: Virtual Media Holdings Inc., Steve Gaspar, and Darlene Gaspar alleging that the defendants owed CIBC $19,982.12 as of September 10, 2007 with a daily interest rate of $5.22. On November 21, 2007, we filed a statement of defence denying each and every allegation. We anticipate that this lawsuit should not have a material adverse effect on our financial condition, results of operations, or cash flows. CIBC obtained a judgement against Steve and Darlene Gaspar. A judgement was not obtained against the Company and we do not expect any further action will be taken against the Company.

On April 30, 2011 a settlement agreement was reached with Steve Gaspar. .Both parties will cancel all outstanding actions against each other, and Mr Gaspar will return two million shares to treasury.

2.	Selected Annual Information

The following table provides a brief summary of the Company’s financial operations for each of the last three completed fiscal years. For more detailed information refer to the Company’s audited financial statements for the specific periods.

		Year ended June 30, 2010		Year ended June 30, 2009		Year ended June 30, 2008
Total revenue	$	NIL	$	NIL	$	NIL
Loss from operations		$(257,332)		$(229,637)		$(337,799)
Income from discontinued operations		$-		$-		$-
Loss for the year		$(257,332)		$(229,637)		$(337,799)
Basic and diluted earnings (loss) per share		$(0.001		$(0.001)		$(0.003)
Total assets		$63,644		$63,125		$50
Total long-term liabilities	$	NIL	$	NIL	$	NIL
Cash dividends declared	$	NIL	$	NIL	$	NIL

3.	Results of Operations

For the nine months ended March 31, 2011 the Company did not generate any revenues. Expenses incurred during the period were $287,836 as compared to $133,751 for the comparative period ended March 31, 2010. Significant expenditures and variations of expenditures incurred during the nine month period ended March 3,1 2011, as compared to the nine month period ended March 31, 2010 include:

Management Fees - 2011: $180,000 / 2010: $120,000: During the nine months ended March 31, 2011, the Company incurred management fees of $90,000 to Jim Carroll in his role as Chief Executive Officer, $45,000 to George Pappas in his role as Vice President and $45,000 to Andrew Burns in his role as Vice President - Engineering. The Company is committed to the above arrangements on a month to month basis

During the nine months ended March 31, 2010 the Company incurred management fees of $90,000 accrued to Jim Carroll in his role as Chief Executive Officer and $15,000 each to George Pappas and Andrew Burns for their respective roles..

Professional Fees (recovery) - 2011: $86,350) / 2010: $32 : During the nine months ended March 31, 2011, the Company incurred $18,605 for accounting fees for bookkeeping and preparation of quarterly financial information; $67,912 for audit fees related to the 2009 and 2010 annual year-end audit, recorded a recovery of prior year’s audit fees of $27,510 related to a settlement of amounts due regarding those audit fees; and $27,343 for legal fees related to securities and general corporate matters.

4.	Summary of Quarterly Results

The following table provides quarterly financial information for the prior six quarters derived from our financial statements:

	March 31, 2011		December 31, 2010	September 30, 2010	June 30, 2010
Total Revenue	$-	$		$-	$-
Net Income (Loss)	$(91,759)		$(138,848)	$(59,229)	$(123,581)
Basic and diluted loss per common share	$(0.000)		$(0.000)	$(0.000)	$(0.000)

	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Total Revenue	$-	$-	$-	$-
Net Income (Loss)	$(62,417)	$(33,408)	$(37,926	$(71,282)
Basic and diluted loss per common share	$(0.000)	$(0.000)	$(0.000)	$(0.000)

5.	Liquidity

The Company’s historical capital needs have been met by issuance of shares and advances from directors and officers of the Company. As at March 31, 2011, the Company’s working capital deficiency was $560,654, compared to a working capital deficiency of $345,782 as of June 30, 2010. The Company proposes to meet any additional financing requirements through equity financing and short term loans from directors and officers.

The Company has developed a business plan whereby the Company will convert low quality wood fibre into torrefied wood pellets and has commenced the implementation of the business plan. The Company does not generate any cash from operations. Without the ability to attract additional equity funding or receive the ongoing financial support of its directors and officers, the Company:

  will not have the working capital necessary to fund current operations though the fiscal year 2011;
  will not be able to expend any funds on implementation of its business plan; and
  will have an expected working capital deficiency, resulting in the Company’s inability to meet obligations as they come due.
Our plan of operation over the next 12 months is to enter into a long term sales contract for the purchase of our torrefied wood pellets. Once we have secured a buyer, we will begin to work on securing the supply for our plant and to eventually begin construction of our torrefied wood pellet plant. Our cash requirements are dependent on whether or not we begin construction of our torrefied wood pellet plant. The construction process will require a substantial amount of capital, which will we have to raise by way of loans, private placements or public offerings.

Below, is an estimate of our operating expenses and working capital requirements for the next 12 months provided we do not begin construction of our torrefied wood pellet plant, which we do not anticipate will occur within the next 12 months. Our capital requirements, if we begin construction, will be dependent on the final site location and initial production of the plant.

Expense	Amount
Management Fees	$240,000
Professional Fees (accounting and legal)	100,000
Travel	50,000
Total:	$390,000

The Company’s cash position as at March 31, 2011 was $357, compared to an overdraft of $26 as of June 30, 2010. The net change in cash position compared to June 30, 2010 was as a result of the receipt of $72,741 of advances received (subsequently converted to share subscriptions, $177,086 of loans from related parities, less repayment of a bank overdraft of $26 and less $249,444 expended on operating activities.

The Company has no long-term debt.

Future cash requirements will depend primarily on the timing and extent of the implementation of the Company’s business plan and it is therefore extremely difficult to predict future cash requirements. At the date of this report, the Company does not have sufficient funds to maintain its current operations through the current fiscal year.

6.	Capital Resources

The Company’s ability to raise additional funds from the equity markets is currently restricted. On November 19, 2009 the British Columbia Securities Commission issued a cease trade order against the Company. On April 17, 2011 the BCSC revoked the cease trade order. Therefore, the Company is again able to raise funds from the equity markets which largely depend upon general market conditions, the Company’s ability to achieve certain business milestones and its ability to generate customers for torrified pellets..

Discussions have been held with conventional lenders and private funding sources regarding financing for our business plan. There are no assurances that we will be successful in obtaining the necessary capital. If we are unsuccessful in obtaining additional capital we may have to cut back or suspend activities until such time that we can raise capital by way of loans, private placements or public offerings. Current management has been lending us funds to pay our expenses on a monthly basis.

There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, if and when it is needed, we will be forced to delay or scale down some or all of our operations or perhaps even cease the operation of our business. No shares were issued during the period ended March 31, 2011 and the year ended June 30, 2010.

Subsequent to March 31, 2011 and subsequent to the date of the revocation of the cease trade order the Company entered into the following transactions, approved by the directors::

a)	210,269,250 common stock pursuant to the Amalgamation Agreement referred to in Notes 5 and 9(a);

b)	15,000,000 common stock in settlement of amounts due to directors, at $0.0054 per share, being the trading price on the day the issuance was approved;

c)	86,640,037 common stock in settlement of amounts due to directors, at $0.0054 per share, being the trading price on the day the issuance was approved, for total value of $467,856. The amounts due were comprised of $350,000 of unpaid management compensation and $117,856 for amounts expended on behalf of the Company by directors and officers. The amount settled include $125,253 referred to in Note 9(b);

d)	1,388,889 common stock in settlement of services provided, at $0.0054 per share, being the trading price on the day the issuance was approved, for total value of $7,500; and

e)	13,738,625 common stock for cash, at prices ranging from $0.0054 to $0.018 per share being the greater of the trading price on the day the issuance was approved or the price agreed between the parties, for total proceeds of $111,560. The amounts received include $93,560 referred to in Note 9(c).

Authorized Share Capital is an unlimited number of common shares without par value. Issued and outstanding common shares as at March 31, 2011 were 235,099,866 (June 30, 2010 – 235,099,866). As at the date of this report there are 562,136,667 common shares issued and outstanding

As at March 31, 2011, the Company had no warrants outstanding.

We have a stock-based compensation plan under which stock-based awards have been granted to employees and non-employees. Stock-based compensation is accounted for in accordance with ASC 718, “Compensation – Stock Compensation. ” We establish fair values for our equity awards to determine our cost and recognize the related expense over the appropriate vesting period. We recognize expense for stock options and restricted stock awards. For stock-based awards vesting based on service period, the value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period on a straight-line basis for each separately vesting portion of the award as if the award was, in substance, multiple awards.

As at March 31, 2011 the Company had no share purchase options outstanding.

7.	Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangement.

8.	Transactions with Related Parties

During the nine months ended March 31, 2011 the Company was charged management fees totaling $180,000 (2009 - $120,000) by directors and officers of the Company.

The above-noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	Fourth Quarter

Not applicable.

10.	Proposed Transactions

On June 30, 2009, the following events occurred:
  we entered into a share exchange agreement (the “Share Exchange Agreements”) with each of the 20 shareholders of 0625920 BC Ltd., previously known as Biomass Secure Power Inc., whereby we agreed to purchase all of the issued and outstanding shares of 0625920 BC Ltd. in consideration for the issuance of an aggregate of 225,269,250 of our common shares (the “Consideration Shares”);
  each of the 20 shareholders of 0625920 BC Ltd. requested that the board of directors of 0625920 BC Ltd. consent to and approve the transfer all of the issued and outstanding shares of 0625920 BC Ltd. to our company;
  all outstanding share certificates of 0625920 BC Ltd. were cancelled and one new share certificate was issued in the name of our company, representing all of the issued and outstanding shares of 0625920 BC Ltd.; and
  pursuant to section 273 of the British Columbia Business Corporations Act, Biomass Secure Power Inc. and 0625920 BC Ltd. amalgamated, with the resulting company adopting the name, articles, and notice of articles of Biomass Secure Power Inc.
0625920 BC Ltd. was a related party due to common directors and shareholders. A form of the Share Exchange Agreement is attached as Exhibit 10.1. On November 19, 2009, the British Columbia Securities Commission (“BCSC”) issued a cease trade order against our company, which prohibited us from issuing the Consideration Shares. On April 17, 2011 the BCSC revoked the cease trade order, thereby allowing us to issue the Consideration Shares. On April 27, 2011 the Consideration Shares were issued.

As a result of the cease trade order, and the Company’s inability to issue the Consideration Shares, for accounting purposes the merger transaction has not been completed nor reflected in the financial statements. The acquisition will be accounted for as a business combination. Since the former shareholders of 0625920 would have owned 50.5% of the shares of the amalgamated entity, on the date of the Agreement, there was no financing required by or contemplated by the Agreement and all of the directors of 0625920 became directors of the amalgamated entity 0625920 has been identified of the acquirer. Therefore, the transaction will be accounted for in the final quarter of the 2011 fiscal year as a reverse take-over.

11.	Critical Accounting Estimates

The Company’s discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the financial statements, and the impact may be material.

Critical accounting estimates used in the preparation of the financial statements include the assumption the Company is a going concern, impairment of long-lived assets, intangible assets, valuation of stock-based compensation, foreign exchange rates, fair value measurements and future income taxes. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

Going Concern

We have historically incurred losses and have incurred a net loss of $287,836 during the nine month period ended March 31, 2011, and approximately $1,112,604 from July 1, 2007, the date of entering into our development stage, to March 31, 2011. Because of these historical losses, we will require additional working capital to develop our business operations. We intend to raise additional working capital through equity financing, bank financing and/or advances from related parties or stockholder loans. We are currently prohibited from raising funds through the sale of any securities due to a cease trade order issued by the British Columbia Securities Commission.

The continuation of our business is dependent upon obtaining further financing and achieving a break even or profitable level of operations. We will not achieve a break even or profitable level of operations until the successful construction of our torrefied wood pellet plant, which we do not anticipate will occur within the next 12 months. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current or future stockholders. Obtaining loans, assuming any loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to either (i) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (ii) obtain additional financing through either equity financing and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from operations and any equity financing and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available, we may not be able to begin our operations.

Our auditors have included an explanatory paragraph in the audit report of the year ended June 30, 2010 financial statements that we have sustained losses since inception and have limited cash resources.

These conditions raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Impairment of long-lived assets

We evaluate our long-lived assets, such as equipment, and specifically identified intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. When we believe an impairment condition may have occurred, it is required to estimate the undiscounted future cash flows associated with a long-lived asset or group of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for long-lived assets that are expected to be held and used. If we determines that the undiscounted cash flows from an asset to be held and used are less than the carrying amount of the asset, or if we have classified an asset as held for sale, we estimate fair value to determine the amount of any impairment charge.

Intangible assets

We account for intangible assets in accordance with ASC 350, “Intangibles- Goodwill and Other.” This standard requires that goodwill and other intangible assets with indefinite useful lives not be amortized but instead tested annually for impairment, or immediately if conditions indicate that impairment could exist. Intangible assets with definite useful lives are amortized over their estimated useful lives and reviewed for impairment in accordance with ASC 360, “Accounting for Impairment or Disposal of Long-Lived Assets.” Substantial judgment is necessary in the determination as to whether an event or circumstance has occurred that may trigger an impairment analysis and in the determination of the related cash flows from the asset. Estimating cash flows related to long-lived assets is a difficult and subjective process that applies historical experience and future business expectations to revenues and related operating costs of assets. Should impairment appear to be necessary, subjective judgment must be applied to estimate the fair value of the asset, for which there may be no ready market, which often times results in the use of discounted cash flow analysis and judgmental selection of discount rates to be used in the discounting process. If we determine an asset has been impaired based on the projected undiscounted cash flows of the related asset or the business unit, and if the cash flow analysis indicates that the carrying amount of an asset exceeds related undiscounted cash flows, the carrying value is reduced to the estimated fair value of the asset. There were no intangible assets for the years ended June 30, 2010 and 2009.

Stock-based compensation

The Company uses the fair-value based method to account for all stock-based payments. Fair value is calculated using the Black-Scholes option-pricing model, which require the input of highly subjective assumptions, including, expected price volatility, estimated timing of the exercise of the stock based instrument and a risk free discount rate. The fair value of the compensation cost is recorded as a charge to net earnings based over the vesting period with a credit to contributed surplus.

Foreign exchange translation

Our functional currency is the United States (“US”) dollar, and reports its financial statements in US dollars. We translate our Canadian dollar balances to US dollars in the following manner: Assets and liabilities have been translated using the rate of exchange at the balance sheet date. Our results of operations have been translated using average rates. Exchange differences arising on translation and realized gains and losses from foreign currency transactions are reflected in our results from operations.

Fair value measurements

Accounting standards require that fair value measurements be classified and disclosed in one of the following categories:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter

On July 1, 2009, we adopted a newly issued accounting standard for fair value measurements of all nonfinancial assets and nonfinancial liabilities not recognized or disclosed at fair value in the financial statements on a nonrecurring basis. This accounting standard has not had a material impact on the our financial position, results of operations or liquidity.

We use observable inputs when available. When observable inputs are not available, we use internally developed, unobservable inputs (Level 3 inputs in the fair value hierarchy of fair value accounting) to estimate cash flow projections used in its analysis to determine whether its long-lived assets are impaired.

Future Income Taxes

The Company uses the asset and liability method. Deferred tax liabilities and assets are determined based on temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary based upon the judgment of management to reduce deferred tax assets to the amount expected to be realized and could be necessary based upon estimates of future profitability and expenditure levels over specific time horizons in particular tax jurisdictions. We recognize the tax benefit from an uncertain tax position when, based on technical merits, it is more likely than not the position will be sustained on examination by the taxing authorities.

12.	Changes in Accounting Policies. including initial adoption

The Company’s significant accounting policies are consistent with those reported in the annual financial statements as at June 30, 2010.

Recently Issued Accounting Standards:

In January 2010, the FASB issued ASU, on codification, fair value measurement and disclosures (Topic 820-10). The amendment requires new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. A reporting entity is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. Additionally, in the reconciliation for fair value measurements in Level 3, a reporting entity must present separately information about purchases, sales, issuances and settlements (on a gross basis rather than a net number). The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not anticipate the adoption of this amendment will have a material effect on its financial position, results of operations or cash flows.

In April 2010, the FASB issued accounting guidance for the milestone method of revenue recognition. This guidance allows entities to make a policy election to use the milestone method of revenue recognition and provides guidance on defining a milestone and the criteria that should be met for applying the milestone method. The scope of this guidance is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. This guidance is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010. Early application and retrospective application are permitted. The Company is currently evaluating the impact, if any, that this new guidance will have on the determination or reporting of its financial results.

The FASB issued new guidance relating to revenue recognition for contractual arrangements with multiple revenue-generating activities. The ASC Topic for revenue recognition includes identification of a unit of accounting and how arrangement consideration should be allocated to separate the units of accounting, when applicable. The new guidance, including expanded disclosures, is applied on a prospective basis beginning on or after June 15, 2010.

13.	Disclosure and Internal Controls and Risk Factors

Internal Controls and Procedures

We maintain “disclosure controls and procedures”, as that term is defined in Rule 13a-15(e), promulgated by the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by paragraph (b) of Rules 13a-15 under the Securities Exchange Act of 1934, our management, with the participation of our principal executive officer and our principal financial officer, evaluated our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, our management concluded that as of the end of the period covered by this annual report on Form 10-K, our disclosure controls and procedures were not effective.

Management’s Report on Internal Control over Financial Reporting.

Our management, including our principal executive officer, principal financial officer and our Board of Directors, is responsible for establishing and maintaining a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of June 30, 2010. Our management’s evaluation of our internal control over financial reporting was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of September 30, 2009 and that there were material weaknesses in our internal control over financial reporting as described below:

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board ("PCAOB"), a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of March 31,, 2011:

(1) Specifically, we have determined that our internal controls and procedures for timely filing of material events is insufficient due to a lack of knowledge regarding U.S. generally accepted accounting principles and the rules of the Securities and Exchange Commission by responsible people within our company. Moreover, due to our inability to provide sufficient documentation to our former auditor, they were unable to issue an audit report for the financial years ended June 30, 2006 and June 30, 2007. We are significantly in arrears in respect to timely filing of our quarterly and annual reports;

(2) Lack of an independent audit committee, audit committee financial expert, and independent directors. Although our audit committee has three directors, the directors are not independent. Further, our audit committee does not have an audit committee financial expert. A majority of our board of directors is not independent, as three of our directors are also officers. These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less effective or conflicted supervision over management;

(3) Ineffective controls over period end financial disclosure and reporting processes;

(4) Infrequent ongoing monitoring and a lack of separate evaluations when an effective monitoring and evaluative system is deemed necessary for corporate integrity;

As of March 31, 2011, management assessed the effectiveness of our ICFR and based on that evaluation, they concluded that, as of March 31, 2011, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our ICFR. However, management believes these weaknesses did not have a material effect on our financial results. During the course of their evaluation, management did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses. We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so. We will implement further controls as circumstances, cash flow, and working capital permit. Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 10-K (filed with the United States Securities and Exchange Commission) for the fiscal year ended June 30, 2010, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

The Company relies on the part time involvement of its Acting Chief Financial Officer who is not deemed a financial expert as well as consultants for period end financial disclosure and the reporting process. This risk is mitigated by the active involvement of the audit committee and the board of directors in reviewing the financial statements. However, the lack of full time personnel who have technical experience and knowledge is an internal control weakness and may result in the failure to timely report financial results.

It is unlikely that the above noted internal control weakness can be properly addressed until the Company grows to a significant size to warrant the expense, such as the hiring of additional personnel, associated with implementing additional segregation of duties. We are committed to improving our financial organization and internal controls. As part of this commitment, we intend to hire an additional person on a full time basis, when sufficient funds are available to us, with technical experience and knowledge in accounting to better segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function.

Management believes that the material weaknesses set forth above were the result of the scale of our operations and are intrinsic to our small size. Management believes these weaknesses did not have an effect on our financial results.

We are committed to improving our financial organization. As part of this commitment, we will pending the availability of sufficient funds, (1) appoint one or more outside directors to our board of directors who shall be appointed to the audit committee of the Company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and will increase our personnel resources; and (3) hire independent third parties to perform expert advice. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

Our principal executive officer and our Chief Financial fficer does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this report in evaluating our company and its business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You could lose all or part of your investment due to any of these risks.

Risks Related to our Failure to File our Disclosure Documents

As at May 30, 2011, we are non-compliant with FINRA Rule 6530 and, as a result, our company has been delisted from the OTC Bulletin Board).

Companies trading on the OTC Bulletin Board generally must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. More specifically, FINRA has enacted Rule 6530, which determines eligibility of issuers quoted on the OTC Bulletin Board by requiring an issuer to be current in its filings with the Securities and Exchange Commission, subject to a 30 day grace period. While we have filed previous disclosure documents, we have not filed audited financial statements for fiscal years after June 30, 2005. As a result, we are non-compliant with FINRA Rule 6530 and the quotation of our securities on the OTC Bulletin Board is prohibited. Until we are compliant with FINRA Rule 6530, the market liquidity for our securities will be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. Our securities will be ineligible for quotation on the OTC Bulletin Board until one year after we have filed all outstanding disclosure documents or we obtain an exemption from the requirement to file all outstanding disclosure documents.

Risks Related to our Financial Condition

We anticipate that we will be unable to obtain an audit report for our fiscal years ended 2006 and 2007

We have been unable to obtained an unqualified opinion regarding out financial statements for 2006 and 2007. We anticipate that we will be unable to obtain an unqualified audit report on our financial statements for those periods. This may adversely affect our ability to raise additional funds through financing and our shareholders’ ability to sell their shares. If we are unable to raise additional funds, there is a substantial risk that our business will fail.

The fact that we have not earned any operating revenues since we switched the focus of our company to our current business plan raises substantial doubt about our ability to continue as a going concern.

We incurred accumulated net loss of $5,253,808 from prior operations and $1,112,604 from the start of our development stage on July 1, 2007 to March 31, 2011. We anticipate that we will continue to incur operating expenses without revenues for the foreseeable future. Because we have incurred losses from operations since inception, have not attained profitable operations and are dependent upon obtaining adequate financing to commence our business operations. In their report on our financial statements for the fiscal year ended June 30, 2010, our independent auditors included an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern.

As of March 31, 2011, we had $357 cash or cash equivalents and a working capital deficit of $560,654. We estimate our average monthly operating expenses over the next 12 months to be approximately $32,500 per month, excluding any expenses incurred in the building of any plants. In addition, our budget could increase during the year in response to matters that cannot be currently anticipated and we might find that we need to raise more capital in order to properly address these items. As we cannot assure a lender that we will be able to successfully build our plants, we will probably be unable to raise debt financing from traditional lending sources. We have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will continue to be able to do so. We are currently subject to a cease trade order imposed by the British Columbia Securities Commission and cannot raise any funds until it has been revoked.

The recent economic uncertainty and market instability may make it harder for us to raise capital as and when we need it and have made it difficult for us to assess the impact of the crisis on our operations or liquidity and to determine if the prices we might receive on the sale of our torrefied wood pellets. If we cannot raise the money that we need to continue development of our torrefied wood pellet plant, we may be forced to delay, scale back, or cease our business plan. If any of these were to occur, there is a substantial risk that our business would fail.

Risks Related to our Company

We have no prior experience in manufacturing and operating a torrefied wood pellet plant.

Our success will be dependent on our management’s ability to manufacture and operate a torrefied wood pellet plant. To our knowledge, our plants will be the first of their kind in Canada. As such, we have no experience building and operating a torrefied wood pellet plant and limited experience manufacturing similar products at the volume we anticipate will be required to sustain our operations. As a result, we may not be able to develop and implement efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our torrefied wood pellets in significant volumes, while meeting the legal, regulatory, quality, price, durability, engineering, design and production standards required to market our products successfully. Further, we have no experience selling torrefied wood pellets to power producers. As a result, we may not be able to enter into a contract for the purchase and sale of our torrefied wood pellets on favourable terms or at all.

We have no operating history relating to our current business plan.

We have no operating history relating to our current business plan on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to establish a new business opportunity. Some of these risks and uncertainties relate to our ability to build our plants, secure long term sales contracts, and obtain an adequate supply for our plants.

We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. In addition, our operating results are dependent to a large degree upon factors outside of our control. There are no assurances that we will be successful in addressing these risks, and failure to do so may adversely affect our business.

It is unlikely that we will generate any or significant revenues while we implement our business plan. In order for us to make a profit, we will need to successfully build our plants and secure long term supply and sales contracts for our torrefied wood pellets. Even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.

We will, in all likelihood, sustain operating expenses without corresponding revenues and significant capital expense in the construction of our plants, for the foreseeable future.

We anticipate that we will depend on a limited number of customers for a high percentage of our revenue.

We anticipate that we will sell our torrefied wood pellets to power producers in Europe and Asia. We do not anticipate that we will enter into agreements with a large number of producers and will have a limited number of customers. Once we begin operations, we anticipated that our revenues will be volatile because of the loss of sales to any one of our customers would have a significant negative impact on our business. Due to our anticipated dependence on a limited number of customers, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:
  reduction, delay or cancellation of orders from one or more of our significant customers;
  selection by one or more of our significant customers of another product;
  loss of one or more of our significant customers and our failure to identify additional or replacement customers; and
  failure of any of our significant customers to make timely payment for our products.

We will be dependent on the price of torrefied wood pellets.

Our business plan is based on certain assumptions regarding the price of torrefied wood pellets. The price of torrefied wood pellets is dependent on many factors, including the cost for similar products such as coal. If our assumptions are inaccurate and we cannot sell our torrefied wood pellets for more than the cost to produce them, our business will fail and you may lose your entire investment.

Economic conditions may adversely affect our business.

Adverse worldwide economic conditions may have adverse implications on our business. For example, our potential customers' ability to borrow money from their existing lenders or to obtain credit from other sources to fund operations may impair their ability to purchase our torrefied wood pellets, which would result in decreased in sales.

Risks Relating to Our Common Stock

If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

Our articles of incorporation authorize the issuance of an unlimited amount of shares of common stock with no par value. Our board of directors may choose to issue some or all of such shares to acquire one or more products and to fund our overhead and general operating requirements. The issuance of any such shares will reduce the book value per share and may contribute to a reduction in the market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will reduce the proportionate ownership and voting power of all current shareholders. Further, such issuance may result in a change of control of our corporation.

Pursuant to our acquisition of 0625920 BC Ltd., we agreed to issue 225,269,250 of our common shares, which have been issued subsequent to March 31, 2011. The issuance of these shares caused our book value per share to decrease, which may contribute to a reduction in the market price of the outstanding shares of our common stock.

Trading of our stock is restricted by the Securities Exchange Commission's penny stock regulations, which may limit a stockholder's ability to buy and sell our common stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the Financial Industry Regulatory Authority (known as "FINRA") has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our common stock is illiquid and the price of our common stock may be negatively impacted by factors which are unrelated to our operations.

Although our common stock is currently listed for quotation on the Pink Sheets, trading through the Pink Sheets is frequently thin and highly volatile. There is no assurance that a sufficient market will develop in our stock, in which case it could be difficult for shareholders to sell their stock. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of our competitors, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and do not currently intend to pay any dividends for the foreseeable future. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock's price. This may never happen and investors may lose all of their investment in our company.

14.	Approval

The Board of Directors of Biomass Secure Power Inc. has approved the disclosures contained in the Management Discussion and Analysis for the period ended March 31, 2011, prepared as at May 30, 2011.

15.	Other Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and at the United States Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.